As filed with the Securities and Exchange Commission on June 25, 1999
                                                      Registration No. 333-79407




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  AMENDMENT NO. 1
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                         THE SECURITIES ACT OF 1933



                           WESTELL TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)



            DELAWARE                        3661                  36-3154957
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)



                             750 NORTH COMMONS DRIVE
                             AURORA, ILLINOIS 60504
                                 (630) 898-2500
               (Address, including zip code, and telephone number,
            including area code, of registrant's executive offices)



                                ROBERT H. GAYNOR
                             CHIEF EXECUTIVE OFFICER
                           WESTELL TECHNOLOGIES, INC.
                             750 NORTH COMMONS DRIVE
                             AURORA, ILLINOIS 60504
                                 (630) 898-2500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)



                                   Copies To:

                               NEAL J. WHITE, P.C.
                             McDermott, Will & Emery
                       227 West Monroe Street, Suite 3100
                          Chicago, Illinois 60606-5096
                                 (312) 372-2000




APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /_/

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/ ----------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

         Information contained in this Prospectus is not complete and may be changed. The selling stockholders may not sell these securities under this Prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE 25, 1999

PROSPECTUS

                                8,500,000 SHARES

                           WESTELL TECHNOLOGIES, INC.
                              CLASS A COMMON STOCK

            We have prepared this prospectus to allow some of our selling stockholders identified in this prospectus to sell up to 8,500,000 shares of our Class A Common Stock.

            Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol "WSTL." On June _____, 1999, the closing sale price of the Class A Common Stock on the Nasdaq National Market was $_______ per share.

            INVESTING IN OUR CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO PURCHASE OUR CLASS A COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THE CLASS A COMMON STOCK IS NOT BEING OFFERED IN ANY STATE OR JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENTS. YOU SHOULD READ CAREFULLY THE ENTIRE PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION.




                  The date of this Prospectus is June __, 1999

                                TABLE OF CONTENTS


The Company....................................................................2
Risk Factors...................................................................2
Use of Proceeds...............................................................14
The Selling Stockholders......................................................14
Plan of Distribution..........................................................17
About This Prospectus.........................................................19
Where You Can Find More Information...........................................19
Experts.......................................................................19



                                   THE COMPANY

         BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION ABOUT US THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

         Since 1980, Westell Technologies, Inc. has developed telecommunications products that address the needs of telephone companies to upgrade their existing networks in order to deliver advanced data and voice services to their customers. We design, manufacture, market and service a broad range of digital and analog products used by telephone companies to deliver services primarily over existing copper telephone wires that connect end users to a telephone company's central office (the "local access network"). We also market products and services to other telecommunications and information service providers seeking direct access to end-user customers.

         Our principal customers include all seven Regional Bell Operating Companies as well as GTE. In addition, we sell products to several other entities, including public telephone administrations located outside the U.S., independent domestic local exchange carriers, competitive access providers, interexchange carriers, Internet service providers and the U.S. federal government. We are a developer and manufacturer of broadband telecommunications access systems using Asymmetric Digital Subscriber Line which is also known as ADSL. ADSL systems allow telephone companies and other local access providers to provide interactive multimedia services over existing copper wire, thus offering a more cost-effective and faster deployment alternative to fiber optic cable in the "last mile" of the local access network. ADSL systems enable interactive multimedia services by supporting advanced data applications including high speed Internet access, local area network extension, telecommuting virtual libraries, news and information distribution.

         We offer a broad range of products that facilitate the transmission of high speed digital and analog data between a telephone company's central office and end-user customers. These products can be categorized into three groups: (i) products based on DSL technologies, including ADSL, RADSL, SDSL, HDSL and DSLAM systems, (ii) Digital Signal Hierarchy Level 1 based products, which are used by telephone companies to enable high speed digital T-1 transmission at approximately 1.5 Mbps and E-1 transmission at approximately 2.0 Mbps (known as DS1 products), and (iii) Digital Signal Hierarchy Level 0 based products, which are used by telephone companies to deliver digital services at speeds ranging from approximately 2.4 to 64 Kbps and analog services over a 4 Kilohertz bandwidth (known as DS0 products).

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE PURCHASING OUR CLASS A COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS AND THE ADDITIONAL INFORMATION IN OUR OTHER REPORTS FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

   WE HAVE INCURRED AND CONTINUE TO EXPECT LOSSES

        Due to our significant ongoing investment in DSL technology, we have incurred and anticipate that our losses may extend through each of the fiscal 2000 quarters. To date, we have incurred operating losses, net losses and negative cash flow on both an annual and quarterly basis. For the year ended March 31, 1999, we had operating losses of approximately $35.1 million, net losses of $ 35.0 million.

            Our core DS0 and DS1 products are not expected to generate sufficient revenues or profits to offset any losses that we may experience due to a lack of sales of DSL systems. As a result, if telephone companies fail to deploy our DSL systems, and we therefore do not receive significant revenues from DSL sales, then our business and operating results may be materially adversely affected in the future.

            We believe that our future revenue growth and profitability will depend on:

o creating sustainable DSL sales opportunities either directly or in conjunction with strategic partners;

o developing new and enhanced DS1 products;

o developing other niche products for both DSL and DS1 markets; and

o growing our teleconference service revenues.

   We can offer no assurances that we will achieve profitability in the future.

   WE DEPEND ON ADSL MARKET ACCEPTANCE AND GROWTH  FOR FUTURE SUCCESS

         We expect to continue to invest significant resources in the development of DSL products. Because the DSL market is in its early stages, our DSL revenues have been difficult to forecast. If the DSL market fails to grow or grow more slowly than anticipated, then our business, revenues and operating results would be materially adversely affected.

            Customers have only recently begun to consider implementing ADSL products in their networks. we have shipped most of our ADSL products for trials and early deployment. Our customers are in initial service deployments and are not contractually bound to purchase our DSL systems in the future. We are unable to predict whether these initial service deployments or other technical or marketing trials will be successful and when significant commercial deployment of our products will begin, if at all. The timing of DSL orders and shipments can significantly impact our revenues and operating results.

            Even if our customers adopt policies favoring full-scale implementation of DSL technology, our DSL-based sales may not become significant. There is no guaranty that our customers will select our DSL products instead of competitive products. If we fail to significantly increase our ADSL sales, then our business, operating results and financial condition will be materially adversely affected.

   PRICING PRESSURES ON PRODUCTS MAY AFFECT OUR ABILITY TO BECOME PROFITABLE

        Competition in the DSL market continues to grow. Bids for recent field trials of ADSL-based products implicitly assume "forward pricing," (that is, pricing ADSL products to reflect the expectation of large future volumes and corresponding reductions in manufacturing costs) or "portfolio pricing" (that is providing ADSL at a lower price as part of a bundle of other equipment and/or services. We are offering DSL products based upon forward pricing. For instance in the September and December 1998 quarters, we shipped ADSL products to customers that were priced below our current production costs. As a result, we recognized forward pricing losses of approximately $1.7 million and $800,000, respectively, for DSL orders received during those quarters. Such pricing will cause us to incur losses on a substantial portion of our ADSL product sales unless and until we can reduce manufacturing costs. We believe that manufacturing costs may decrease when (i) more cost-effective chipsets are available, (ii) product design efficiencies are obtained, and (iii) economies of scale are obtained related to increased volume. There is no guaranty that we will be able to secure significant additional orders and reduce per unit manufacturing costs that we have factored into our forward pricing of ADSL products.

We also believe that, following the expected pronouncement of the International Telecommunication Union standard for G.Lite in late 1999, competition will result in pricing pressure and "forward pricing" with respect to splitterless ADSL products.

Accordingly, we could continue to incur losses in connection with sales of DSL products even if our DSL unit volume increases, which would have material adverse effect on us.

   OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY, CAUSING OUR STOCK PRICE TO BE VOLATILE OR DECLINE

         We expect to continue to experience significant fluctuations in quarterly operating results. Factors that have had and may continue to influence our quarterly operating results include:

              o the size and timing of customer orders and subsequent shipments;

              o    customer order deferrals in anticipation of new products;

              o cancellation or deferral of one or a small number of our customer orders;

              o timing of product introductions or enhancements by us or our competitors;

              o    market acceptance of new products;

              o    technological changes in the telecommunications industry;

              o    competitive pricing pressures;

              o    accuracy of customer forecasts of end-user demand;

              o    write-offs for obsolete inventory;

              o    changes in our operating expenses;

              o    personnel changes;

              o    foreign currency fluctuations;

              o    changes in the mix of products sold;

              o    quality control of products sold;

              o    disruption in sources of supply;

              o    regulatory changes;

              o    capital spending;

              o    delays of payments by customers; and

              o    general economic conditions.

         Sales to our customers typically involve long approval and procurement cycles and can involve large purchase commitments. Cancellation or deferral of one or a small number of orders could cause significant fluctuations in our quarterly operating results. As a result, we believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, these quarterly fluctuations make it more difficult to forecast our revenues. Therefore, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors.

            In addition, we expect to continue to evaluate new product opportunities and engage in extensive research and development activities. As a result, we will continue to invest heavily in research and development and sales and marketing, which will adversely affect short-term operating results. Due to our significant ongoing investment in research and development and sales and market development, we anticipate that our losses may extend through each of the fiscal 2000 quarters. In view of our reliance on the emerging DSL market for growth and the unpredictability of orders and subsequent revenues, we believe that period to period comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

   OUR LACK OF BACKLOG MAY AFFECT OUR ABILITY TO ADJUST TO AN UNEXPECTED SHORTFALL IN ORDERS

        Because we generally ship products within a short period after receipt of an order, we typically do not have a material backlog of unfilled orders, and our revenues in any quarter are substantially dependent on orders booked in that quarter. Our expense levels are based in large part on anticipated future revenues and are relatively fixed in the short-term. Therefore, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall of orders. Accordingly, any significant shortfall of demand in relation to our expectations or any material delay of customer orders would have immediate adverse impact on our business and operating results.

   EVOLVING INDUSTRY STANDARDS MAY ADVERSELY AFFECT OUR DSL SALES

         Industry wide standardization organizations, such as the American National Standards Institute in the United States and the European Telecommunications Standards Institute, are responsible for specifying transmission standards for telecommunications technologies. DMT technology is the industry transmission ADSL standard adopted by these organizations. We have not internally developed a transceiver technology for our product and are dependent on transceiver technologies sourced from third parties. We have established multiple strategic relationships with silicon chipset vendors for DSL chipsets to be used in our DSL systems. Absent the proper relationships with key silicon chipset vendors, our products may not comply with the developing standards for DSL. If customers require standards-based products that require transceiver technology not available to us under reasonable terms and conditions, then our business and operating results.

            Various competitors and industry groups continue to introduce several variations of DSL. The Universal ADSL Working Group has worked to establish splitterless ADSL specifications (known as G.Lite) leading to an open, interoperable standard. G.Lite is designed to enable simple "plug and play" access by consumers, thereby significantly lowering telephone companies' initial installation costs. We are dependent on our strategic silicon partners for providing "lite" versions of the transceiver technology. Since standards have not been established for these "lite" versions, there can be no assurance that these versions will be available to us in a timely manner for the purpose of product development. Although we expect that the G.Lite specifications will be announced by the end of 1999, there can be no assurance that the Universal ADSL Working Group will agree upon such specifications in a timely fashion if at all. The G.Lite standard could delay deployment of our full rate ADSL offerings by customers.

            The attempted introduction of competing standards or alternate implementation specifications could result in confusion in the market and delay any decisions regarding deployment of DSL systems until various specifications are determined by the various standards bodies. The inability to meet customer requirements or the continual introduction of new DSL offerings could delay the decision process of DSL system deployment. Any delay would materially adversely impact sales of our DSL product offerings and could have a material adverse effect on our business and operating results.

   THERE CAN BE NO ASSURANCE THAT WE WILL DEVELOP COMMERCIALLY SUCCESSFUL PRODUCTS OR THAT OUR PRODUCTS WILL NOT BECOME OBSOLETE BY CHANGING TECHNOLOGY OR NEW PRODUCTS.

         The markets for our products are characterized by intense competition, rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and enhancements, and evolving telephone company service offerings. If technologies applicable to our products (or telephone company service offerings based on our products) become obsolete or fail to gain widespread commercial acceptance, then our business and operating results will be materially adversely affected.

            Moreover, the introduction of products embodying new technology or changes in telephone company services could render our existing products, as well as products under development, obsolete and unmarketable. For example, we believe that the continued deployment of new technologies in the U.S., such as HDSL, in the local access network will adversely affect demand for certain of our existing products such as our Network Interface Units, which accounted for at least 50% of our revenues in each of the last three fiscal years. Further, we believe that the domestic market for many of our DS0-based products is decreasing, and will likely continue to decrease, as high capacity digital transmission becomes less expensive and more widely deployed.

            Our future success will largely depend upon our ability to continue to enhance our existing products and to successfully develop and market new products on a cost-effective and timely basis. In this regard, most of our current product offerings apply primarily to the delivery of digital communications over copper wire in the local access network. While we have competed successfully to date by developing high performance products for transmission over copper wire, we expect that the increasing deployment of fiber and wireless broadband transmission in the local access network (each of which uses a significantly different process of delivery) will require us to develop new products to meet the demands of these emerging transmission media.

   WE MAY EXPERIENCE DELAYS IN THE DEPLOYMENT OF NEW PRODUCTS

         If we fail to deploy new and improved products, our competitive position and financial condition would be materially and adversely affected. Our past sales have resulted from our ability to anticipate changes in technology, industry standards and telephone company service offerings, and to develop and introduce new and enhanced products and services. Our continued ability to adapt to such changes will be a significant factor in maintaining or improving our competitive position and our prospects for growth. Delays in product development are affected by rapid technological changes in the telecommunications industry, the Regional Bell Operating Companies' lengthy product approval and purchase processes and our reliance on third-party technology for the development of new products. There can be no assurance that we will successfully introduce new products on a timely basis or achieve sales of new products in the future. In addition, there can be no assurance that we will have the financial and manufacturing resources necessary to continue to successfully develop new products based on emerging technology or to otherwise successfully respond to changing technology and industry standards and telephone company service offerings.

   THE MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SIGNIFICANTLY GREATER FINANCIAL RESOURCES

         We expect competition to increase in the future especially in the emerging ADSL market. Because we are significantly smaller than most of our competitors, we may lack the financial resources needed to capture increased market share. Our principal competitors in the DS0 market are Adtran, Inc., Pulsecom, Tellabs, Inc. and Teltrend, Inc. Our principal competitors in the DS1 market are ADC Telecommunications Inc., Applied Digital Access Inc., PairGain Technologies, Inc. and Teltrend, Inc. Our current competitors in the ADSL market include Alcatel Network Systems, AGCS, Cabletron, ECI Telecom, Ltd., Nokia, Copper Mountain, Cabletron, Ltd., Ericsson, Cisco Systems, Lucent Technologies, Inc., Nortel, Orckit Communications, Ltd. PairGain Technologies, Inc., Paradyne, 3Com, and Siemens. In addition, the Telecommunications Act permits the Regional Bell Operating Companies to engage in manufacturing activities. Therefore, Regional Bell Operating Companies, which are our largest customers, may potentially become our competitors as well. We expect continued aggressive tactics from many of these competitors such as:

              o    Forward pricing of products;

              o    Early announcements of competing products;

              o    "One-stop shopping" appeals;

              o    Customer financing assistance; and

              o    Intellectual property disputes.

These tactics can be particularly effective in a highly concentrated customer base such as ours.

            Many of our competitors are large network level system suppliers who are much larger than us and can offer all elements of a network solution.

            In addition, the development of G.Lite products could enable other companies with less technological expertise than us to more readily enter the DSL market and could place additional pricing pressures on our other ADSL products.

            We have addressed our competition by entering into strategic alliances to offer integrated solutions in addition to our overlay ADSL product offering. Our ability to compete with these larger system suppliers will depend on the success of our alliances and system solutions. Our inability to form successful alliances and develop systems that meet customer requirements will materially adversely affect our business and operating results.

            Any increase in competition could reduce our gross margin, require increased spending on research and development and sales and marketing, and otherwise materially adversely affect our business and operating results.

            Our products also face competition from fiber, wireless, cable modems and other products delivering broadband digital transmission. Rockwell International and Nortel are collaborating on development of consumer digital subscriber line, known as CDSL, a 1 Mbps digital modem technology. The companies anticipate that CDSL modems will be priced, sold, and installed similarly to the way 56 Kbps modems are handled today. Further, many telephone companies and other local access providers have adopted policies that favor the deployment of fiber. To the extent that telephone companies choose to install fiber and other transmission media between the central office and the end user, we expect that demand for our copper wire-based products will decline. Telephone companies also face competition from cable operators, new local access providers and wireless service providers that are capable of providing high speed digital transmission to end users. If telephone companies decide not to aggressively respond to this competition and fail to offer high speed digital transmission, then the overall demand for ADSL products will decline. In addition, the deployment of certain products and technologies for copper wire may also reduce the demand for the types of products currently manufactured by us such as our Network Interface Units.

            Our subsidiary Conference Plus, Inc. also participates in the highly competitive industry of voice, video, and multimedia conferencing services. Competitors include stand-alone conferencing companies and major telecommunications providers. In addition, Internet Service Providers may attempt to expand their revenue base by providing conferencing services. Conference Plus's ability to sustain growth and performance is dependent on its:

      o  maintenance of high quality standards and low cost position;

      o  continued operational excellence;

      o  strong alliances and partnerships;

      o  international expansion; and

      o  evolving technological capability.

   INDUSTRY CONSOLIDATION COULD MAKE COMPETING MORE DIFFICULT

         Consolidation of companies offering high speed local data products is occurring through acquisitions, joint ventures and licensing arrangements involving our competitors and our customers' competitors. We cannot assure that we will be able to compete successfully in an increasingly consolidated industry. Any heightened competitive pressures that we may face may have a material adverse effect on our business, prospects, financial condition and result of operations.

   WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS

         We have and will continue to depend on the Regional Bell Operating Companies and other independent local exchange carriers for substantially all of our revenues. Sales to the Regional Bell Operating Companies accounted for 61.9%, 51.1% and 46.6% of our revenues in fiscal 1997, 1998 and 1999, respectively. Consequently, our future success will depend significantly upon the timeliness and size of future purchase orders from the Regional Bell Operating Companies, the product requirements of the Regional Bell Operating Companies, the financial and operating success of the Regional Bell Operating Companies, and the success of the Regional Bell Operating Companies' services that use our products. Any attempt by a Regional Bell Operating Company or other telephone company access providers to seek out additional or alternative suppliers or to undertake, as permitted under applicable regulations, the internal production of products would have a material adverse effect on our business and operating results. In addition, sales to our largest customers have fluctuated and are expected to fluctuate significantly from quarter to quarter and year to year. The loss of customers or the occurrence of sales fluctuations would materially adversely affect our business and operating results. Even if demand for our products is high, the Regional Bell Operating Companies have sufficient bargaining power to demand low prices and other terms and conditions that may materially adversely affect our business and operating results.

            SBC Communications and Pacific Telesis have recently completed a merger, SBC Communications and Ameritech, and Bell Atlantic and GTE each have received merger approval from the requisite percentage of their shareholders.

            Conference Plus's customer base is very concentrated as its top ten customers represent a large portion of revenue. Customers of Conference Plus have expanded their requirements for our services, but there can be no assurance that such expansion will increase in the future. Any loss of a major account, would have a material adverse effect on Conference Plus, Inc. In addition, any merger or acquisition of a major customer could have a material adverse effect on Conference Plus.

   OUR CUSTOMERS HAVE LENGTHY PURCHASE CYCLES AND ARE ABLE TO EXERT A HIGH DEGREE OF INFLUENCE OVER US

         The Regional Bell Operating Companies and our other customers are significantly larger than we are and are able to exert a high degree of influence over us. Prior to selling products to telephone companies, we must undergo lengthy approval and purchase processes. Evaluation can take as little as a few months for products that vary slightly from existing products or up to a year or more for products based on new technologies such as DSL products. Accordingly, we are continually submitting successive generations of our current products as well as new products to our customers for approval. The length of the approval process can vary and is affected by a number of factors, including the complexity of the product involved, priorities of telephone companies, telephone companies' budgets and regulatory issues affecting telephone companies. The requirement that telephone companies obtain FCC approval for certain new telephone company services prior to their implementation has in the past delayed the approval process. Such delays in the future could have a material adverse affect on our business and operating results. While we have been successful in the past in obtaining product approvals from our customers, there is no guaranty that such approvals or that ensuing sales of such products will continue to occur.

   WE ARE DEPENDENT ON THIRD-PARTY TECHNOLOGY

         Many of our products incorporate technology developed and owned by third parties. Consequently, we must rely upon third parties to develop and introduce technologies which enhance our current products and to develop new products. Any impairment or termination of our relationship with any licensers of third-party technology would force us to find other developers on a timely basis or develop our own technology. There is no guaranty that we will be able to obtain the third-party technology necessary to continue to develop and introduce new and enhanced products, that we will obtain third-party technology on commercially reasonable terms or that we will be able to replace third-party technology in the event such technology becomes unavailable, obsolete or incompatible with future versions of our products. The absence of or any significant delay in the replacement of third-party technology would have a material adverse effect on business and operating results.

            ADSL products are dependent upon CAP and DMT transceiver technologies licensed or sourced from third party suppliers. Without a third party transceiver technology we would not be able to produce any of our ADSL systems. GlobeSpan Semiconductor, Inc. is currently the sole provider of the CAP transceiver technology and we currently have entered into alliances with Alcatel, Analog Devices, Inc (ADI), Motorola and Texas Instruments to source their DMT transceiver technology. These licenses or sourcing alliances are nonexclusive and have been licensed to numerous other manufacturers or will not require a license to acquire. Consequently, if our third party transceiver suppliers fail to deliver implementable or standards compliant transceiver solutions to us and other alternative sources of ADSL transceiver technology are not available to us at commercially acceptable terms, then our business and operating results would be materially and adversely affected.

   WE ARE DEPENDENT ON SOLE OR LIMITED SOURCE SUPPLIERS

         Certain key components, such as integrated circuits and other electronic components, used in our products are currently available from only one source or a limited number of suppliers. For example, we currently depend on GlobeSpan Technologies, Alcatel and ADI to provide critical integrated circuits used in the Company's ADSL products. In addition, certain electronic components are currently in short supply and are provided on an allocation basis to us and other users based upon past usage. There is no guaranty that we will be able to continue to obtain sufficient quantities of integrated circuits or other electronic components as required, or that such components, if obtained, will be available to us on commercially reasonable terms. Integrated circuits and electronic components are key components in all of our products and are fundamental to our business strategy of developing new and succeeding generations of products at reduced unit costs without compromising functionality or serviceability. In the past, however, we have experienced delays in the receipt of certain of our key components, such as integrated circuits, which have resulted in delays in related product deliveries. We anticipate that integrated circuit production capacity and availability of certain electronic components of our suppliers may be insufficient to meet demand for such components in the future. There can be no assurance that delays in key components or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers, the financial or other difficulties of such suppliers or the possible limitations in integrated circuit production capacity or electronic component availability because of significant worldwide demand for these components. The inability to obtain sufficient key components or to develop alternative sources for such components as required, could result in delays or reductions in product shipments, and consequently have a material adverse effect on our customer relationships and our business and operating results.

   OUR SUCCESS IS DEPENDENT ON PARTNERS AND ALLIANCES

        We have developed and maintain partnerships and alliances with other companies in order to secure complementary technologies, to lower costs, and to better market and sell our products. These partnerships and alliances provide important resources and channels for us to compete successfully. For example, our partnership with Lucent Technologies for the development of ADSL line cards enables us to access to a significant number of potential customers. We cannot provide any assurances that these partnerships will continue in the future. A loss of one or more partnerships and alliances could materially adversely affect our business and operating results.

   OUR SERVICES ARE AFFECTED BY UNCERTAIN GOVERNMENT REGULATION AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD RESTRICT THE WAY WE OPERATE OUR BUSINESS

         Many of our customers are subject to regulation from federal and state agencies, including the FCC and various state public utility and service commissions. While such regulation does not affect us directly, the effects of such regulations on our customers may, in turn, adversely impact our business and operating results. For example, FCC regulatory policies affecting the availability of telephone company services and other terms on which telephone companies conduct their business may impede our penetration of certain markets. The Telecommunications Act lifted certain restrictions on telephone companies' ability to provide interactive multimedia services including video on demand. The Telecommunications Act establishes new regulations whereby telephone companies may provide various types of video services. Rules to implement these new statutory provisions are now being considered by the FCC. While the statutory and regulatory framework for telephone companies providing video products has become more favorable, it is uncertain at this time how this will affect telephone companies' demand for products based upon ADSL technology. In addition, our business and operating results may also be adversely affected by the imposition of certain tariffs, duties and other import restrictions on components that we obtain from non-domestic suppliers or by the imposition of export restrictions on products that we sell internationally. Internationally, governments of the United Kingdom, Canada, Australia and numerous other countries actively promote and create competition in the telecommunications industry. Changes in current or future laws or regulations, in the U.S. or elsewhere, could materially and adversely affect our business and operating results.

            In addition, the Telecommunications Act permits the Regional Bell Operating Companies to engage in manufacturing activities after the FCC authorizes an RBOC to provide long distance services within its service territory. An RBOC must first meet specific statutory and regulatory tests demonstrating that its monopoly market for local exchange services is open to competition before it will be permitted to enter the long distance market. When these tests are met, an RBOC will be permitted to engage in manufacturing activities and the Regional Bell Operating Companies, which are our largest customers, may become our competitors as well.

   POTENTIAL PRODUCT RECALLS COULD ADVERSELY AFFECT OUR BUSINESS

        We have supply contracts with most of our major customers. These contracts typically do not establish minimum purchase commitments, and they may require us to accept returns of products or indemnify such customers against certain liabilities arising out of the use of our products. Although, to date, we have not experienced any significant product returns or indemnification claims under these contracts, any such claims or returns could have a material adverse effect on our business and operating results. While we maintain a comprehensive quality control program, there can be no assurance that our products will not suffer from defects or other deficiencies or that we will not experience a material product recall in the future. Complex products such as those offered by us may contain undetected errors or failures when first introduced or as new versions are released. Any product recall as a result of such errors or failures, and the associated negative publicity, could result in the loss of or delay in market acceptance of our products.

   WE MAY INCUR WARRANTY EXPENSES

        Our products are required to meet rigorous standards imposed by our customers. Most of our products carry a limited warranty ranging from one to seven years, which generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and all other express or implied warranties. If there are material deficiencies or defects in the design or manufacture of our products, then the affected products could be subject to recall. For the past five fiscal years, our warranty expenses have been relatively insignificant. Although we maintain a comprehensive quality control program, there is no guaranty that our products will not suffer from defects or other deficiencies or that we will not experience a material product recall in the future. Our standard limited warranty for its ADSL products ranges from one to five years. Since our DSL products are new, with limited time in service, we cannot predict the level of warranty claims that we will experience for these products. Despite testing, there is no guaranty that existing or future products based on DSL or other technology will not contain undetected errors or failures when first introduced or as new versions are released. Such errors or failures could result in warranty returns in excess of those that we have historically experienced and have a material adverse effect on our business and operating results.

   RISKS DUE TO INTERNATIONAL OPERATIONS

        International revenues represented 5.5%, 9.9% and 9.1% of our revenues in fiscal 1997, 1998 and 1999, respectively. Our international revenues are subject to the risks of conducting business internationally, which include unexpected changes in regulatory requirements, foreign currency fluctuations or increased operating expenses, tariffs and trade barriers, potentially longer payment cycles, difficulty in accounts receivable collection, foreign taxes, and the burdens of complying with a variety of foreign laws and telecommunications standards. Our contracts with international customers are typically denominated in foreign currency and any decline in the value of such currency could have a significant impact on our business and operating results. To date, we have not engaged in hedging with respect to its foreign currency exposure but may do so in the future. We are also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. In addition, the laws of certain foreign countries may not protect our proprietary technology to the same extent, as do the laws of the U.S. There can be no assurance that the risks associated with our international operations will not materially adversely affect our business and operating results in the future or require us to modify significantly our current business practices.

   OUR FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD IMPAIR OUR BUSINESS

        We are in the process of planning for the manufacturing capabilities necessary to supply and support large volumes of DSL products and systems and in the future may become increasingly dependent on subcontractors. In fiscal 1998, we have entered into a subcontracting relationship with Dovatron International for the assembly of its DSL printed circuit boards. Reliance on third-party subcontractors involves several risks, including the potential absence of adequate capacity and reduced control over product quality, delivery schedules, manufacturing yields and costs. Although we believe that alternative subcontractors or sources could be developed if necessary, the use of subcontractors could result in material delays or interruption of supply as a consequence of required re-tooling, retraining and other activities related to establishing and developing a new subcontractor or supplier relationship. Any material delays or difficulties in connection with increased manufacturing production or the use of subcontractors could have a material adverse effect on our business and operating results. If we are not successful in increasing our manufacturing capacity in a timely and cost-effective manner, then the possible transition to subcontracting will not materially adversely affect our business and operating results. Our failure to effectively manage our growth would have a material adverse effect on our business and operating results.

   ANY LOSS OF A CONFERENCE PLUS CUSTOMER WOULD ADVERSELY AFFECT US

        Conference Plus's customers continually undergo review and evaluation of their conferencing services to evaluate the merits of bringing those services in-house (make) rather than outsourcing those services. There can be no assurance in the future that Conference Plus's customers will cease this evaluation or bring some portion or all of their conferencing services in-house. Conference Plus must continually provide higher quality, lower cost services to provide maintain and grow their customer base. Any loss of a major customer could have a material adverse effect on our business and operating results.

   THE CLASS A COMMON STOCK SOLD IN THIS OFFERING MAY SIGNIFICANTLY INCREASE THE SUPPLY OF OUR CLASS A COMMON STOCK IN THE PUBLIC MARKET, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

         The conversion of the Convertible Debentures and exercise of the Warrants into the public market could materially adversely affect the market price of the Class A Common Stock.

            On April 16, 1999, we issued $20,000,000 aggregate principal amount of Convertible Debentures. The Convertible Debentures are convertible into such number of shares of Class A Common Stock as is determined by dividing the principal amount of the Convertible Debentures by the lesser of (i) a periodically reset fixed price which is initially $6.372 per share, but will be adjusted under the terms of the Convertible Debentures, and (ii) the floating market price of our Class A Common Stock at the time of conversion (except that the market price can be imposed only under specific conditions). If our Class A Common Stock trades at a price less than the reset fixed price, then the Convertible Debentures will be convertible into shares of our Class A Common Stock at variable rates based on future trading prices of the Class A Common Stock and events that may occur in the future. Therefore, if the conversion price is less than $6.372, then the number of shares of Class A Common Stock issuable upon conversion of the Convertible Debentures will be inversely proportional to the market price of the Class A Common Stock at the time of conversion The number of shares of Class A Common Stock that may ultimately be issued upon conversion is therefore presently indeterminable and could fluctuate significantly. Assuming a conversion price of $6.372 per share, the Convertible Debentures will be convertible into approximately 3,138,731 shares of Class A Common Stock. Depending on market conditions at the time of conversion, however, the number of shares issuable could prove to be significantly greater in the event of a decrease in the trading price of the Class A Common Stock. Purchasers of Class A Common Stock could therefore experience substantial dilution upon conversion of the Convertible Debentures. The shares of Class A Common Stock into which the Convertible Debentures may be converted are being registered pursuant to this Registration Statement.

            Also, the Warrants are subject to anti-dilution protection, which may result in the issuance of more shares than originally anticipated, if we issue securities at less than market value or the applicable exercise price. These factors may result in substantial future dilution to the holders of our Class A Common Stock.

            As of ______________, 1999, approximately ________ shares of Class A Common Stock were reserved for issuance upon exercise of outstanding warrants and options, the conversion of Class B Common Stock into Class A Common Stock and the conversion of the Convertible Debentures. At ____________, 1999, there were __________ shares of Class A Common Stock outstanding, nearly all of which were freely tradeable without restriction under the Securities Act unless held by affiliates.

   WE RELY ON OUR INTELLECTUAL PROPERTY WHICH WE MAY BE UNABLE TO PROTECT, OR WE MAY BE FOUND TO INFRINGE THE RIGHTS OF OTHERS

         Our success will depend, in part, on our ability to protect trade secrets, obtain or license patents and operate without infringing on the rights of others. Although we regard our technology as proprietary, we have only one patent on such technology related to Network Interface Units. We expect to seek additional patents from time to time related to our research and development activities. We rely on a combination of technical leadership, trade secrets, copyright and trademark law and nondisclosure agreements to protect our unpatented proprietary know-how. These measures, however, may not provide meaningful protection for our trade secrets or other proprietary information. Moreover, our business and operating results may be materially adversely affected by competitors who independently develop substantially equivalent technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as U.S. law. The telecommunications industry is also characterized by the existence of an increasing number of patents and frequent litigation based on allegations of patent and other intellectual property infringement. From time to time we receive communications from third parties alleging infringement of exclusive patent, copyright and other intellectual property rights to technologies that are important to us. There is no guaranty that third parties will not assert infringement claims against us in the future, that assertions by such parties will not result in costly litigation, or that we would prevail in any such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Further, such litigation, regardless of its outcome, could result in substantial costs to and diversion of our efforts. Any infringement claim or other litigation against or by us could have a material adverse effect on our business and operating results.

   OUR SUCCESS DEPENDS ON THE RETENTION OF KEY PERSONNEL AND OUR ABILITY TO HIRE ADDITIONAL KEY PERSONNEL.

         Our success is dependent, in part, on our ability to attract and retain qualified technical, marketing, sales and management personnel. Competition for such personnel is intense and our inability to attract and retain additional key employees or the loss of one or more of our current key employees could materially adversely affect our business and operating results.

            In fiscal 1998, we entered into Severance Agreements with each named executive officer and certain other executive officers. These severance agreements provide that in the event such officer is terminated without cause or such officer resigns for good reason, as more fully described in the Severance Agreement, we shall pay to such officer severance payments equal to such officer's salary and bonus for the fiscal year in which the termination occurs, and the severance agreements also provide for the payment of certain amounts upon the occurrence of certain events. The executive officers entering into the severance agreements agreed not to compete with us for one year in the event that their termination entitles them to severance payments and not to solicit any of our employees for a period of one year after termination of such officer's employment.

   OUR STOCK PRICE IS VOLATILE

         The price at which our Class A common stock will trade after this offering is likely to continue to be volatile and may fluctuate substantially due to factors such as:

              o Our historical and anticipated quarterly and annual operating results;

              o Variations between our actual results and analyst and investor expectations;

              o Announcements by us or others and developments affecting our business;

              o Investor perceptions of our company and comparable public companies; and

              o Conditions and trends in the data communications and telecommunications industries.

            In particular, the stock market has from time to time experienced significant price and volume fluctuations affecting the common stocks of technology companies, which may include data communications and telecommunications companies. These fluctuations may result in a material decline in the market price of our Class A common stock.

            Our common stock price has experienced substantial volatility in the past and is likely to remain volatile in the future. Volatility can arise as a result of the activities of short sellers and risk arbitrageurs, and may have little relationship to our financial results or prospects. Volatility can also result from any divergence between our actual or anticipated financial results and published expectations of analysts, and announcements we may make. We attempt to address this possible divergence through our public announcements and reports; however, the degree of specificity we can offer in such announcements, and the likelihood that any forward-looking statements we make will prove correct in actual results, can and will vary. This is due primarily to:

              o the uncertainties associated with our dependence on a small number of existing and potential customers;

              o    the impact of change in the customer mix;

              o    the actions of competitors;

              o long and unpredictable sales cycles and customer purchasing programs;

              o the absence of unconditional minimum purchase commitments from any customer;

              o a lack of visibility into our customers' deployment plans over the course of the capital equipment procurement year; and

              o the lack of reliable data on which to anticipate core demand for high bandwidth transmission capacity.

            Divergence will likely occur from time to time in the future, with resulting stock price volatility, irrespective of our overall year-to-year performance or long-term prospects. As long as we continue to depend on ADSL and new products, there is substantial risk of widely varying quarterly results, including the so-called "missed quarter" relative to investor expectations.

   WE MAY NEED ADDITIONAL FINANCING

         We must continue to enhance and expand our product and service offerings in order to maintain our competitive position and increase our market share. As a result, the continuing operations of the Company's business may require substantial capital infusions. Whether or when we can achieve cash flow levels sufficient to support our operations cannot be accurately predicted. Unless such cash flow levels are achieved, we may require additional borrowings or the sale of debt or equity securities, or some combination thereof, to provide finding for our operations. In April 1999, we completed a private placement of the Convertible Debentures and Warrants for $20 million to fund our operations. If we cannot generate sufficient cash flow from our operations, or are unable to borrow or otherwise obtain additional funds to finance our operations when needed, then our financial condition and operating results would be materially adversely affected. Under the terms of the sale of the Convertible Debentures and Warrants, we are not permitted to issue any equity securities or any equity-like securities, with certain exception, until October 11, 1999.

   OUR PRINCIPAL STOCKHOLDERS ARE ABLE TO EXERCISE SIGNIFICANT INFLUENCE

         At March 31, 1999, as Trustees of the Voting Trust, Robert C. Penny III and Melvin J. Simon have the exclusive power to vote over 75% of the votes entitled to be cast by the holders of our Common Stock. In addition, all members of the Penny family who are beneficiaries under the Voting Trust are parties to a Stock Transfer Restriction Agreement which prohibits such beneficiaries from transferring any Class A Common Stock or their beneficial interests in the Voting Trust acquired prior to November 30, 1995 without first offering such Class A Common Stock to the other members of the Penny family. Consequently, we are effectively under the control of Messrs. Penny and Simon, as Trustees, who have sufficient voting power to elect all of the directors and to determine the outcome of most corporate transactions or other matters submitted to the stockholders for approval. Such control may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might otherwise receive a premium for their shares over the then-current market price.

   IF WE DO NOT ADEQUATELY ADDRESS YEAR 2000 ISSUES, WE MAY INCUR SIGNIFICANT COSTS AND OUR BUSINESS COULD SUFFER

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, our computer programs that have date-sensitive software and software of companies into which our network is interconnected may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. If the system of other companies on whose services we depend or with whom our systems interconnect are not year 2000 compliant, it could have a material adverse effect on our business, prospects, financial condition and operating results. The year 2000 issue is discussed at greater length in the SEC documents that are incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN

         Certain statements under the captions "Risk Factors" and incorporated into this prospectus are "forward-looking statements." These forward-looking statements include, without limitation, statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expect" "anticipate," intent," " plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, including those described in this "Risk Factors" section, actual results may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future event or otherwise.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the Class A Common Stock by the Selling Stockholders.

                            THE SELLING STOCKHOLDERS

         The Class A Common Stock covered by this prospectus consists of shares issued or issuable upon conversion of our $20,000,000 aggregate principal amount of 6% Subordinated Secured Convertible Debentures due April 15, 2004 and warrants to purchase 909,091 shares of Class A Common Stock.

         The number of shares that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because each selling stockholder may sell all, some or none of the shares of Class A Common Stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of Class A Common Stock that will be held by the selling stockholders upon termination of the offering.

         Under Rule 416 of the Securities Act of 1933, the selling stockholders may also offer and sell additional shares of Class A Common Stock issued or issuable upon conversion or exercise of the Warrants or the Convertible Debentures as a result of stock splits, stock dividends and anti-dilution provisions.

            The following table sets forth certain information regarding the selling stockholders, including (i) the name of each selling stockholder, (ii) the beneficial ownership of Class A Common Stock of each selling stockholder as of April 30, 1999, and (iii) the maximum number of shares of Class A Common Stock offered by each selling stockholder. The information presented is based on data furnished to the Company by the selling stockholders.

         The actual number of shares of Class A Common Stock issuable upon conversion of the Convertible Debentures is indeterminate, and is subject to adjustment and could be materially less or more than the amounts set forth above depending on factors which we cannot predict at this time, including, among other factors, the future market price of the Class A Common Stock. The shares of Class A Common Stock included in the Selling Stockholders table represent a good faith estimate of the number of shares of Class A Common Stock that are issuable upon conversion of the Convertible Debentures (including shares issuable as a result of payment of premiums in Class A Common Stock or as a result of conversion default or other default payments).

            Pursuant to their terms, the Convertible Debentures and Warrants are convertible by any holder only to the extent that the number of shares thereby issuable, together with the number of shares of Class A Common Stock owned by such holder (but not including unconverted shares of Convertible Debentures or Warrants) would not exceed 4.99% of the then outstanding Class A Common Stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, unless such conversion is approved by the majority of the holders of Class A Common Stock. Accordingly, the number of shares of Class A Common Stock set forth in the third column of the table for each Selling Stockholder exceeds the number of shares of Class A Common Stock that the Selling Stockholder beneficially owns as of April 30, 1999.

                                                                       SHARES OF CLASS A COMMON
                                                                       STOCK BENEFICIALLY OWNED
                                                                                PRIOR
                                                                             TO OFFERING             SHARES BEING
                                                                         NUMBER       PERCENT(1)     OFFERED(2)
Castle Creek Technology Partners LLC (3)......................          844,037         4.99%         3,825,000
Marshall Capital Management, Inc.(4)..........................          844,037         4.99%         2,550,000
Capital Ventures International (5)............................          844,037         4.99%         2,125,000
---------------------
*Less than 1%
(1)      Based upon _____ shares of Class A Common Stock outstanding. This percentage does not include the voting power of our Class B Common
         Stock, of which 19,527,069 shares are outstanding. Each share of Class
         A Common Stock has one vote per share and each share of Class B Common
         Stock has four votes per share.
(2)      Includes additional shares that may be issuable to the Selling
         Stockholders if the conversion price of the Convertible Debentures falls below $6.372 per share or because additional shares are issuable due to anti-dilution price protection provisions and/or we enter into certain major transactions (such as the sale of substantially all of our assets, a merger or a change in actual voting control). At our election, but subject to specific conditions, the Convertible
         Debentures are not convertible into shares of Class A Common Stock if shares to be received upon such conversion would exceed 20% of the outstanding Class A Common Stock.
(3)      The Convertible Debentures and the Warrants are convertible by a holder only if the number of shares issuable thereunder, together with the number of shares of Class A Common Stock owned by such holder (but not including unconverted shares of Convertible Debentures or Warrants)
         would not exceed 4.99% of the then outstanding shares of Class A Common
         Stock, unless such conversion is approved by the majority of the holders of Class A Common Stock. If such limitation were not in effect, the Selling Stockholder would beneficially own 409,090 shares of Class
         A Common Stock issuable upon exercise of the Warrants and 1,412,429 shares of Class A Common Stock issuable upon conversion of Convertible
         Debentures (assuming a conversion price of $6.372 per share). As investment manager, pursuant to a management agreement with Castle
         Creek Technology partners LLC, Castle Creek partners, LLC may be deemed to beneficially own the securities held by Castle Creek Technology partners LLC. Castle Creek Partners, LLC disclaims such beneficial ownership. John Ziegelman and Daniel Asher, as managing members of
         Castle Creek Partners, LLC, may be deemed to be beneficial owners of such securities. Messrs. Asher and Ziegelman disclaim such beneficial ownership.
(4)      The Convertible Debentures and the Warrants are convertible by a holder only if the number of shares issuable thereunder, together with the number of shares of Class A Common Stock owned by such holder (but not including unconverted shares of Convertible Debentures or Warrants)
         would not exceed 4.99% of the then outstanding shares of Class A Common
         Stock, unless such conversion is approved by the majority of the holders of Class A Common Stock. If such limitation were not in effect, the Selling Stockholder would beneficially own 272,727 shares of Class
         A Common Stock issuable upon exercise of the Warrants and 941,619 shares of Class A Common Stock issuable upon conversion of Convertible
         Debentures (assuming a conversion price of $6.372 per share).
(5)      The Convertible Debentures and the Warrants are convertible by a holder only if the number of shares issuable thereunder, together with the number of shares of Class A Common Stock owned by such holder (but not including unconverted shares of Convertible Debentures or Warrants)
         would not exceed 4.99% of the then outstanding shares of Class A Common
         Stock, unless such conversion is approved by the majority of the holders of Class A Common Stock. If such limitation were not in effect, the Selling Stockholder would beneficially own 227,272 shares of Class
         A Common Stock issuable upon exercise of the Warrants and 784,682 shares of Class A Common Stock issuable upon conversion of Convertible
         Debentures (assuming a conversion price of $6.372 per share).


DESCRIPTION OF CONVERTIBLE DEBENTURES AND WARRANTS

         As of April 14, 1999, the Company issued and sold $20 million aggregate principal amount of the Convertible Debentures and Warrants to purchase 909,091 shares (subject to adjustment) of the Company's Class A Common Stock.

         The Convertible Debentures are convertible into our Class A Common Stock. The conversion price is the lower of (a) a periodically reset fixed price, which is initially $6.372 per share and which will reset on the 12 and 24-month anniversaries of April 16, 1999 to 105% of the reset fixed price then in effect (provided that the fixed price may not be less than $4.4604 per share), and (b) the floating market price of our Class A Common Stock at time of conversion (except that the floating market price may only be imposed under specific conditions set forth in the Securities Purchase Agreement). The reset fixed price can not fall below $4.4604. In addition, under the terms of the Convertible Debentures, additional shares are issuable due to anti-dilution price protection provisions and/or we enter into certain major transactions (such as the sale of substantially all of our assets, a merger or a change in actual voting control).

         The Convertible Debentures accrue interest at the rate of 6% ($1,200,000 per year) which is payable, at our option, in cash, additional Convertible Debentures or Class A Common Stock (at the conversion price then in effect). The number of shares issued as payment of the annual accrued interest would be 188,323 shares of Class A Common Stock per year assuming the conversion price equals the initial reset fixed price ($6.372). The interest rate on the Convertible Debentures can increase to 8% if the conversion price of the Convertible Debentures falls below the initial reset fixed price, based upon the Company's future stock price.

         At our election, but subject to specific conditions, the Convertible Debentures are not convertible if shares to be received upon such conversion of all of the Convertible Debentures would equal or exceed 20% of our outstanding Common Stock. Once we notify the Selling Stockholders that the conversion of all of the Convertible Debentures would equal or exceed 20% of our Common stock, we may exchange that portion of the Convertible Debenture submitted for conversion that represents the amount of Convertible Debentures that would exceed 20% of our Common Stock if converted into a one year note bearing interest at 12% per year for any subsequent conversion.

         The following table sets forth the number of shares of Class A Common Stock issuable upon conversion of the Convertible Debentures and the percentage ownership of the Class A Common Stock that each represents assuming:

         o the market price instead of the reset fixed price is the conversion price, and the market price is 25%, 50%, 75% and 100% of the initial reset fixed price ($6.372); and

         o assuming the conversion price is the minimum fixed reset price ($4.4604).

                                                           PERCENTAGE OWNERSHIP      PERCENTAGE OWNERSHIP
                                    SHARES UNDERLYING           OF CLASS A              OF CLASS A AND
          PERCENT OF $6.372      CONVERTIBLE DEBENTURES       COMMON STOCK(1)       CLASS B COMMON STOCK(1)

         100%..............             3,138,731(2)               18.6%                    3.4% (2)
         75%...............              4184,956(2)               24.7%(2)                 4.4% (2)
         50%...............             6,277,464(2)               37.1%(2)                 6.6% (2)
         25%...............            12,554,928(2)               74.2%(2)                13.2% (2)
         Minimum Fixed
         Reset Price
         ($4.4604).........             4,483,903(2)               26.5%(2)                 4.7% (2)
         .........
(1)      On April 30, 1999, there were 16,914,573 shares of Class A Common Stock outstanding and 19,527,069 shares of Class B Common Stock outstanding.
(2)      Limitations in the securities purchase agreement under which the
         Convertible Debentures were issued may preclude these levels of beneficial ownership from being achieved.


         The additional shares issued upon conversion of the Convertible Debentures would dilute the percentage interest of each of our existing Class A Common Stockholders, and this dilution would increase as more Class A Common Shares are issued due to the impact of the variable conversion price. Each additional issuance of shares upon conversion or exercise of the warrants would increase the supply of shares in the market and, as a result, may cause the market price of our common stock to decrease.

         The effect of this increased supply of Class A Common Stock leading to a lower market price may be magnified if there are sequential conversions of Convertible Debentures. Specifically, the selling stockholders could convert a portion of their Convertible Debentures and then sell the Class A Common Stock issued upon conversion, which likely would result in a drop in our stock price. Then selling stockholders could convert another portion of their Convertible Debentures at a lower conversion price because of the decreased stock price, and be issued a greater number of shares of Class A Common Stock due to the lower conversion price. If they then sold shares of Class A Common Stock, our stock price would likely decrease again, permitting the selling stockholders to do more conversions at a conversion price even more favorable to them. However, an ever falling market price for our common stock may not benefit the holders of the Convertible Debentures. If the price keeps falling, the holders will receive more and more shares with a decreasing aggregate value. Eventually, if the dilution becomes extreme, the market for our Class A Common Stock will tend to become illiquid, which will limit the ability of the converting selling stockholders to sell shares of our Class A Common Stock even at a very low price.

         A pattern of such partial conversions and sales could increase the aggregate number of shares of Class A Common Stock issued upon conversion of the Convertible Debentures above that it would otherwise be, and could place significant downward pressure on our stock price. This downward pressure on our stock price might encourage market participants to sell our stock short, which would put further downward pressure on our stock price, and further decrease the conversion price and increase the dilution of our existing common stockholders upon conversion of the Convertible Debentures.

         The Warrants are exercisable at any time until April 15, 2004. The exercise price for the Class A Common Stock underlying the Warrants is $8.9208 per share.

         The exercise price and the number of shares of Class A Common Stock issuable upon exercise of the Warrants or conversion of the Convertible Debentures will be adjusted if we issue additional shares of Class A Common Stock (other than pursuant to Board approved employee/director option plans) at prices less than the then market or conversion price. We may redeem the Convertible Debentures after April 16, 2000, if the price of our Class A Common Stock is at least 200% of the reset fixed price then in effect, for a redemption price equal 115% of the face amount of the Convertible Debentures, plus accrued and unpaid interest. The selling stockholders have a right to convert their Convertible Debenture prior to such redemption.

         The Convertible Debentures are collaterally secured with a second lien on all of our assets, except for the common stock of our subsidiary, Conference Plus, Inc. We are subject to penalties, under a variety of circumstances, including failure to list the underlying Class A Common Stock on the Nasdaq Stock Market and failure to register the resale of the underlying Class A Common Stock under the Securities Act of 1933. Pursuant to the Securities Purchase Agreement, we filed, with the Commission, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the shares and agreed to use our best efforts to keep such Registration Statement effective until such date as all of the shares have been resold, or such time as all of the shares held by the selling stockholders can be sold immediately without compliance with the registration requirement of the Securities Act of 1933, pursuant to Rule 144 or otherwise.

                              PLAN OF DISTRIBUTION

         Sales of the shares being sold by the selling stockholders are for the selling stockholders' own accounts. We will not receive any proceeds from the sale of the shares offered hereby.

            The selling stockholders have advised us that:

         o the shares may be sold by the selling stockholders or their respective pledgees, donees, transferees or successors in interest, on the Nasdaq Stock Market, in sales occurring in the public market other than such market quotation system, in privately negotiated transactions, through the writing of options on shares, short sales or in a combination of such transactions;

         o each sale may be made either at market prices prevailing at the time of such sale, at negotiated prices, at fixed prices which may be changed, or at prices related to prevailing market prices;

         o some or all of the shares may be sold through brokers acting on behalf of the selling stockholders or to dealers for resale by such dealers including block trades in which brokers or dealers will attempt to sell the shares but may position and resell the block or principal; and

         o in connection with such sales, such brokers and dealers may receive compensation in the form of discounts and commissions from the selling stockholders and may receive commissions from the purchasers of shares for whom they act as broker or agent (which discounts and commissions may be less than or exceed those customary in the types of transactions involved). Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this Prospectus to any person who purchases any Class A Common Stock from or through such broker or dealer. We have been advised that, as of the date hereof, none of the selling stockholders have made any arrangements with any broker for the sale of their Class A Common Stock.

         In offering the Class A Common Stock covered hereby, the selling stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the selling stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Class A Common Stock covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         If necessary, the specific shares of our Class A Common Stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. We entered into a registration rights agreement in connection with the private placement of the Convertible Debentures and the Warrants which required us to register the underlying shares of our Class A Common Stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the Class A Common Stock, including liabilities under the Securities Act of 1933 and to contribute to payments the parties may be required to make in respect thereof.

            Under applicable rules and regulations under Regulation M under the Securities Exchange Act of 1934, any person engaged in the distribution of the Class A Common Stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the Class A Common Stock of the Company for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, each Selling Stockholder will be subject to the applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Class A Common Stock by the selling stockholders. The foregoing may affect the marketability of the Class A Common Stock.

         We will bear all expenses of the offering of the Class A Common Stock, except that the selling stockholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders.

         We have agreed to indemnify and hold harmless the selling stockholders from certain liabilities under the Securities Act of 1933.


                               ABOUT THIS PROSPECTUS

         This prospectus is a part of a registration statement that we have filed with the SEC using a "shelf registration" process. You should read both this prospectus and any supplement together with additional information described under "Where You Can Find More Information."

            You should rely only on the information provided or incorporated by reference in this Prospectus or any supplement. We have not authorized anyone else to provide you with additional or different information. The Class A Common Stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of such documents.

                        WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public on the SEC's Internet web site at HTTP://WWW.SEC.GOV.

            The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC later will automatically update and supersede this information. The following documents filed by us and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the Selling Stockholders sell all of the Class A Common Stock offered hereby, are incorporated by reference in this Prospectus:

           (i) the Company's Annual Report on Form 10-K for the year ended March 31, 1998;

           (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998;

           (iii) the Company's Registration Statement on Form 8-A;

           (iv) the Company's Current Reports on Form 8-K dated April 20, 1999; and

           (v) the Company's Schedule 14A filed with the Commission on July 29, 1998.

            YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT:

                  WESTELL TECHNOLOGIES, INC.
                  750 NORTH COMMONS
                  AURORA, ILLINOIS  60504
                  (630) 898-2500
                  ATTENTION:  NICHOLAS HINDMAN

                                     EXPERTS

         The consolidated financial statements and schedule of the Company incorporated by reference in this Registration Statement on Form S-3 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following are the estimated expenses (other than the SEC registration fee) of the issuance and distribution of the securities being registered, all of which will be paid by the Company.

          SEC registration fee....................................  $15,212
          Fees and expenses of counsel............................   15,000
          Fees and expenses of accountants........................    5,000
         *Nasdaq listing fees and expenses.........................
          Miscellaneous...........................................    4.788
                                                                    -------
               Total............................................... $40,000
                                                                    =======

----------------
*Previously Paid

         The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, brokerage fees and transfer taxes, if any, and the fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made
(1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the shareholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

         The Company's Restated Certificate and by-laws provide for indemnification of the Company's directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware law.

         The Company maintains liability insurance for the benefit of its directors and officers.

   ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                DESCRIPTION

    *3.1 Amended and Restated Certificate of Incorporation of the Company as amended.

    +3.2 Second Amended and Restated By-Laws of the Company, incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1
                  (No. 33-98024).

     5.1          Opinion of McDermott, Will & Emery regarding legality

   +23.1          Consent of Arthur Andersen, LLP

    23.2          Consent of McDermott, Will & Emery (included in Exhibit 5.1)

   +24.1 Power of Attorney (included with the signature page to the Registration Statement)
-----------------
* To be filed by amendment.
+ Previously filed.

ITEM 17.  UNDERTAKINGS.

(1)      The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Aurora, Illinois on June 25, 1999.

                            WESTELL TECHNOLOGIES, INC.


                            By:  /s/   Robert H. Gaynor
                                       Robert H. Gaynor, Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons or their attorneys-in-fact in the capacities indicated on June 25, 1999.

SIGNATURE                                              TITLE

/s/   Robert H. Gaynor         Chief Executive Officer and Chairman of the Board
      Robert H. Gaynor         of Directors (Principal Executive Officer)

*                              Interim Chief Financial Officer (Principal
      Nicholas C. Hindman      Financial and Accounting Officer)

*                              Director
      Paul A. Dwyer

*                              Director
      Robert C. Penny III

*                              Director
      John W. Seaholtz

*                              Director
      Melvin J. Simon

*                              Director
      Ormand J. Wade

*Pursuant to Power of Attorney

/s/   Robert H. Gaynor
Robert H. Gaynor